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                              March 30, 2021

       R. Brad Marin
       Chairman and Chief Executive Officer
       Riverview Acquisition Corp.
       510 South Mendenhall Road Suite 200
       Memphis, TN 38117

                                                        Re: Riverview
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 3,
2021
                                                            CIK 0001846136

       Dear Mr. Marin:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary
       General, page 2

   1. Your disclose here and throughout your prospectus that you will consider a target in a variety of industries.
In addition, you disclose that your efforts will be focused on finding companies which you
believe have significant growth prospects in an attractive industry with a clear and
identifiable pathway to free cash flow generation and growth, and that you intend to identify
a target enterprise where our experience, relationships, and expertise will add
value to the company   s strategic outlook and operations. However, you
                                                        also state on page 7
that your existing officers and directors have agreed (and future officers and directors
will be required to agree) not to participate in the formation of, or
 R. Brad Marin
FirstName  LastNameR.Corp.
                       Brad Marin
Riverview Acquisition
Comapany
March      NameRiverview Acquisition Corp.
       30, 2021
March2 30, 2021 Page 2
Page
FirstName LastName
         become an officer or director of, any blank check company focused on seeking businesses providing technological services to the financial services industry. You further state on page 47 that you intend to engage in the business of identifying and combining with one or more businesses, with a focus on financial technology businesses. We also note your other references to the financial technology industry and financial services industry in your prospectus. Please revise to provide clear and consistent disclosure regarding the industry on which you intend to focus for your business combination. Limited Payments to Insiders, page 29

2. Please revise to clarify here that Riverview Sponsor Partners, LLC has committed to loan you up to an aggregate of $300,000 to be used for a portion of the expenses of this offering and that these loans are non-interest bearing, unsecured and due at the earlier of
         December 31, 2021 or the completion of this offering.
Risk Factors
Our amended and restated certificate of incorporation will provide, subject to limited exceptions that the Court of Chancery, page 60

3. We note your disclosure here and on page 120 that your amended and restated certificate of incorporation forum will provide, subject to limited exceptions, that the Court of
         Chancery of the State of Delaware will be the sole and exclusive forum for certain
         litigation, including any    derivative action.    Please disclose
whether this provision
         applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to
         Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, please provide corresponding risk factor disclosure regarding the impact of your exclusive forum provision on stockholders, including that they may be subject to increased costs to bring a claim and that the provision could discourage claims or limit their ability to bring a claim in a judicial forum that they find favorable. Further, if this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in your amended and restated
         certificate of incorporation states this clearly.
Principal Stockholders, page 105

4. Please disclose the natural person or persons who directly or indirectly exercise(s) sole or shared voting or investment control over the shares held by Riverview Sponsor Partners,
         LLC. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.
 R. Brad Marin
Riverview Acquisition Corp.
March 30, 2021
Page 3

        You may contact Mark Wojciechowski, Staff Accountant, at 202-551-3759 or Karl
Hiller, Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                         Sincerely,
FirstName LastNameR. Brad Marin
                                                         Division of
Corporation Finance
Comapany NameRiverview Acquisition Corp.
                                                         Office of Energy &
Transportation
March 30, 2021 Page 3
cc:       Kevin E. Manz, Esq.
FirstName LastName